Exhibit 99.1

FOR IMMEDIATE RELEASE	Thursday, February 09, 2012

CELESTICA ANNOUNCES

2012 ANNUAL GENERAL SHAREHOLDERS’ MEETING

TORONTO, Ontario - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that its Annual General Shareholders’ Meeting will be held on Tuesday, April 24, 2012 at 9:00 a.m. Eastern at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

Celestica also announced that it has set Friday, March 9, 2012 as the record date for determining shareholders of the company who are entitled to vote at the meeting. Shareholders should expect to receive the company’s proxy statement and related materials in late March.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

Safe Harbor and Fair Disclosure Statement

This news release contains forward-looking statements. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes to differ materially from the forward-looking statements themselves.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future actions or events. You should understand that the risks, uncertainties and factors which are identified in our various public filings at www.sedar.com and www.sec.gov could affect our future actions and events and could cause them to differ materially from those expressed in such forward-looking statements.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Laurie Flanagan	Manny Panesar
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com